CUSIP No. 78402P104	SCHEDULE 13D	Page 1 of 14 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

SCPIE HOLDINGS INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

78402P 10 4

(CUSIP Number)

Mr. Joseph Stilwell

26 Broadway, 23rd Floor

New York, New York 10004

Telephone: (212) 269-5800

with a copy to:

Spencer L. Schneider, Esq.

70 Lafayette Street

New York, New York 10013

Telephone: (212) 233-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78402P104	SCHEDULE 13D	Page 2 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 847,400
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 847,400
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 847,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 78402P104	SCHEDULE 13D	Page 3 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 847,400
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 847,400
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 847,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 78402P104	SCHEDULE 13D	Page 4 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 847,400
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 847,400
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 847,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78402P104	SCHEDULE 13D	Page 5 of 14 Pages

Item 1.  Security and Issuer

This is the fifth amendment (“Fifth Amendment”) to the original Schedule 13D filed on January 19, 2006 (the “Original Schedule 13D”), amended on January 26, 2006 (the “First Amendment”), on February 8, 2006 (the “Second Amendment”), on May 22, 2006 (the “Third Amendment”), and on August 4, 2006 (the “Fourth Amendment”). This Fifth Amendment is filed jointly by Stilwell Value Partners III, L.P., a Delaware limited partnership (“Stilwell Value Partners III”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”) and the general partner of Stilwell Value Partners III; and Joseph Stilwell, managing and sole member of Stilwell Value LLC. All of the filers of this Schedule 13D are collectively referred to as the “Group”.

This statement relates to the common stock (“Common Stock”) of SCPIE Holdings Inc. (“Issuer”). The address of the principal executive offices of Issuer is 1888 Century Park East, Los Angeles, California 90067. The joint filing agreement of the members of the Group is attached to the Original Schedule 13D as Exhibit 1.

Item 2.  Identity and Background

(a)-(c)  This statement is filed by Joseph Stilwell with respect to the shares of Common Stock held in the name of Stilwell Value Partners III in Mr. Stilwell’s capacity as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III.

The business address of Stilwell Value Partners III, Stilwell Value LLC and Mr. Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners III is a private investment partnership engaged in the purchase and sale of securities for its own account. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners III and other related entities.

(d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Mr. Stilwell is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The amount of funds expended by Stilwell Value Partners III to acquire the 85,200 shares of Common Stock it purchased since the filing of the Fourth Amendment is $1,994,837.24. Such funds were provided from Stilwell Value Partners III’s working capital.

CUSIP No. 78402P104	SCHEDULE 13D	Page 6 of 14 Pages

Item 4.  Purpose of Transaction

The Group’s purpose in acquiring shares of Common Stock is to profit from their appreciation through the assertion of shareholder rights. The Group does not believe the value of Issuer’s assets is adequately reflected in the Common Stock’s current market price.

Members of the Group are filing this Fifth Amendment to disclose, as described below, that (a) the Group has purchased additional shares of Common Stock, and (b) the Group intends to seek board representation.

On January 17, 2006, the Group gave advance notice of its nomination of three individuals to Issuer’s board and requested Issuer’s shareholder list. Issuer failed to provide it, the Group sued and shortly after a court conference was scheduled, Issuer agreed to comply with the Group’s request. At Issuer’s annual meeting on June 22, 2006, the Issuer’s nominees were elected, including new directors Kaj Ahlmann and Elizabeth Murphy. On August 1, 2006, Joseph Stilwell wrote to Ms. Murphy calling for her resignation due to the recently disclosed financial difficulties faced by her former employer, Scottish Re Group Limited. Ms. Murphy, who ran on a platform of being an “insurance expert,” refused to resign and the Issuer claimed that Scottish Re’s problems arose after her tenure. But on August 14, 2006, Ms. Murphy was named as a defendant in a securities fraud lawsuit filed by Scottish Re shareholders alleging that she and others made false and misleading statements and omissions concerning Scottish Re’s financial health. The Group intends to nominate individuals for election as directors at Issuer’s annual meeting in 2007.

On May 1, 2000, certain members or affiliates of the Group (the “Stilwell SPN Group”) filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. (“SPN”). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing the short- and long-term value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN, and the Stilwell SPN Group disposed of its shares of SPN on the open market.

On July 7, 2000, certain members or affiliates of the Group (the “Stilwell CMRN Group”) filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation (“Cameron”). Thereafter, the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite the Stilwell CMRN Group’s representatives to join the board of directors, writing to other Cameron shareholders to express their dismay with management’s inability to maximize shareholder value, and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

On January 4, 2001, certain members or affiliates of the Group (the “Stilwell CFIC Group”) filed a Schedule 13D in connection with the common stock of Community Financial Corp. (“CFIC”). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. The Stilwell CFIC Group then announced its intention to run an alternate

CUSIP No. 78402P104	SCHEDULE 13D	Page 7 of 14 Pages

slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC, confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group’s proposed nominees to the board of directors. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek board representation or solicit proxies for use at the annual meeting.

On February 23, 2001, certain members or affiliates of the Group (the “Stilwell MONT Group”) filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation (“Montgomery”). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery’s assets exceeded its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery’s management, suggested to management that it should maximize shareholder value by selling the institution, and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after the Schedule 13D was filed, Montgomery’s board of directors amended its bylaws to require that nominees to its board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery’s subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the board of directors, and (d) own 100 shares of Montgomery’s stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. On June 5, 2001, Montgomery announced that it had hired an investment banking firm to “help evaluate available alternatives to improve financial performance and maximize shareholder value . . . [including] a potential acquisition or merger.” On June 13, 2001, the Stilwell MONT Group timely noticed its intention to nominate to Montgomery’s board two persons who qualified under the amended bylaws. On July 24, 2001, Montgomery announced that it had signed a definitive agreement with Union Community Bancorp (“Union”) providing for the merger of Montgomery into Union.

On June 14, 2001, certain members or affiliates of the Group (the “Stilwell HCBB Group”) filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. (“HCBB”). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would appoint a director selected by the Stilwell HCBB Group. HCBB also agreed to consider conducting a Dutch tender auction. Additionally, HCBB agreed to adopt annual financial targets. HCBB also agreed that if it did not achieve the financial targets, it would retain an investment banking firm to help it to explore available alternatives to maximizing shareholder value. On October 22, 2001, the Stilwell HCBB Group reported that HCBB had named its nominee, John G. Rich, Esq., as a director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. After entering into the standstill agreement, HCBB announced and completed a number of 5% share repurchase programs, and, between the filing of the Stilwell HCBB Group’s Schedule 13D and August 31, 2003, HCBB’s outstanding share count decreased by 33%. HCBB did not achieve the financial target enumerated in the standstill agreement for the fiscal year ended June 30, 2003. Pursuant to the terms of the standstill agreement, on August 12, 2003, HCBB announced that it had retained Gerrish & McCreary PC (a regional investment banking firm) to assist HCBB in exploring available alternatives for maximizing shareholder value, including a sale

CUSIP No. 78402P104	SCHEDULE 13D	Page 8 of 14 Pages

of HCBB. On January 14, 2004, HCBB announced that it had agreed to be acquired by Rock Bancshares Inc., and having accomplished its objective of maximizing shareholder value, the Stilwell HCBB Group disposed of its shares of HCBB on the open market.

On December 15, 2000, certain members or affiliates of the Group (the “Stilwell OTFC Group”) filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. (“OTFC”). In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and proposed that OTFC voluntarily place its nominees on the board of directors. OTFC rejected this proposal, and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect an alternate nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group, which sued OTFC in Baker County, Oregon. The court ultimately ordered OTFC to produce the complete list and to pay $10,000 in attorneys’ fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors, alleging that one director had allegedly violated OTFC’s residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed pretrial, but the Stilwell OTFC Group filed an appeal in one suit and was permitted to refile the other suit in state court. On or about August 16, 2001, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick, Esq., to the OTFC board. On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon’s federal district court and moved to invalidate the Stilwell OTFC Group’s proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC should have used its excess capital to repurchase its shares at prices below book value. In the five months after the filing of the Stilwell OTFC Group’s first proxy statement (i.e., from August 1, 2001, through December 31, 2001), OTFC repurchased approximately 15% of its shares.

On October 12, 2001, at OTFC’s annual meeting, OTFC’s shareholders elected the Stilwell OTFC Group’s nominee by a 2-to-1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to reelect the Stilwell OTFC Group’s director to the board at the end of his current term, to maintain a seat for the Stilwell OTFC Group’s director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group’s expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange, members of the Stilwell OTFC Group agreed, among other things, to refrain from seeking additional seats on OTFC’s board and to support OTFC. On or about February 24, 2003, OTFC and FirstBank NW Corp. (“FBNW”) announced the signing of a definitive agreement whereby OTFC and FBNW would be merged, and the Stilwell OTFC Group subsequently announced that, having accomplished its objective of maximizing shareholder value, it had disposed of substantially all of its shares on the open market.

On November 25, 2002, certain members or affiliates of the Group (the “Stilwell ACAP Group”) filed a Schedule 13D in connection with the common stock of American Physicians Capital, Inc. (“ACAP”). The Schedule 13D reported that on January 18, 2002, the Michigan Insurance Department had approved the Stilwell ACAP Group’s petition for permission to solicit proxies to elect two directors to ACAP’s board of directors. On January 29, 2002, the Stilwell

CUSIP No. 78402P104	SCHEDULE 13D	Page 9 of 14 Pages

ACAP Group noticed its intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, the Stilwell ACAP Group entered into a three-year standstill agreement with ACAP, providing for, among other things, ACAP to add the Stilwell ACAP Group’s nominee, Spencer L. Schneider, Esq., to its board. Additionally, ACAP agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares. Such repurchases were highly accretive to per-share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore its options to maximize shareholder value. Subsequently, ACAP announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. Also, on November 6, 2003, ACAP announced that it would exit from the healthcare and workers compensation insurance businesses. On December 2, 2003, ACAP announced that its president and chief executive officer would take early retirement. On December 23, 2003, ACAP named R. Kevin Clinton as its new president and chief executive officer. On June 24, 2004, ACAP announced that after a diligent and thorough review and examination, the board had determined that the best means to maximize shareholder value was to continue to execute ACAP’s business strategy of shedding noncore businesses and to focus on its core business line in its core markets. In August 2004, the Stilwell ACAP Group disclosed that it had increased its stake in ACAP and that it intended to seek additional representation on the board and to exercise its shareholder rights upon the expiration of the standstill agreement. On November 10, 2004, at ACAP’s invitation, Joseph Stilwell joined ACAP’s board and the parties entered into a new standstill agreement providing for Mr. Stilwell and Mr. Schneider to remain on the board through the annual meeting in 2008.

On June 30, 2003, certain members or affiliates of the Group (the “Stilwell FPIC Group”) filed a Schedule 13D in connection with the common stock of FPIC Insurance Group, Inc. (“FPIC”). The Stilwell FPIC Group also reported that it reserved its right to dispose of its holdings of FPIC stock when FPIC’s market price more adequately reflected the value of its assets. On August 12, 2003, the Florida Office of Insurance Regulation approved the Stilwell FPIC Group’s application to acquire more than 5% of FPIC’s shares of common stock and to hold board seats and exercise its shareholder rights. On November 10, 2003, pursuant to the Group’s request to FPIC, the Group’s nominee, John G. Rich, Esq., became a director of FPIC. In connection with Mr. Rich’s appointment to the board, FPIC and members of the Group entered into a confidentiality agreement. On June 7, 2004, the Stilwell FPIC Group reported that inasmuch as FPIC’s shares were somewhat less undervalued because of the substantial increase in the market price of the stock, it had decreased its holdings of FPIC to below 5%.

On March 29, 2004, certain members or affiliates of the Group (the “Stilwell COMB Group”) filed a Schedule 13D in connection with the common stock of Community Bancshares, Inc. (“COMB”), and disclosed its belief that the value of COMB’s assets was not adequately reflected in its stock price. Members of the Group also stated that it intended to meet with COMB’s management and evaluate management’s progress and that it would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, the Stilwell COMB Group amended its Schedule 13D and stated that although it believed that COMB’s management had made good progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, COMB’s return on equity was substantially below average, its return on equity would be likely to remain below average for the foreseeable future, and it should therefore be sold. On November 21, 2005, the Stilwell COMB Group disclosed that if COMB did not announce a sale transaction before the time that the Group must begin the proxy solicitation process for the 2006

CUSIP No. 78402P104	SCHEDULE 13D	Page 10 of 14 Pages

annual shareholders meeting, the Group would nominate an alternate slate of directors for election at that meeting and solicit proxies to elect them. On January 6, 2006, the Stilwell COMB Group informed COMB of the names of the three persons it intended to nominate at COMB’s annual shareholders meeting. On May 1, 2006, COMB announced that it had entered into a definitive agreement to be acquired by The Banc Corporation and the Stilwell COMB Group commenced the process of selling its COMB shares on the open market.

On June 20, 2005, certain members or affiliates of the Group (the “Stilwell PBIP Group”) filed a Schedule 13D in connection with the common stock of Prudential Bancorp, Inc. of Pennsylvania (“PBIP”), disclosing their belief that PBIP’s board of directors should include shareholders who beneficially own a substantial number of its shares and that the Stilwell PBIP Group would seek a board seat. PBIP is majority-owned by a mutual holding company (the “MHC”) controlled by its management. In July 2005, Mr. Stilwell asked to be placed on PBIP’s board, but PBIP refused. PBIP’s prospectus for its initial public offering indicated its intention to seek shareholder approval of any stock benefit plans. But after the Stilwell PBIP Group announced its intention to solicit proxies to oppose approval of any stock benefit plans unless PBIP added Mr. Stilwell to its board, PBIP decided not to submit any stock benefit plans to a shareholder vote at its 2006 annual meeting. Therefore, the Stilwell PBIP Group solicited proxies from shareholders to withhold their votes on the election of directors as a referendum that PBIP should appoint a public shareholder with substantial shareholdings to its board. At PBIP’s February 3, 2006, annual meeting, 71% of its voting public shares were withheld from voting on the election of directors. On April 6, 2006, PBIP announced that it had scheduled a special meeting of shareholders to vote on proposed stock benefit plans and that it had received advice from the Federal Deposit Insurance Corporation (“FDIC”) that the MHC could vote on approval of the plans. The Stilwell PBIP Group announced its intention to seek regulatory review of the issue and filed preliminary proxy materials with the SEC to solicit proxies to oppose approval of the plans. On April 19, 2006, PBIP announced the postponement of the special meeting to ensure that “no uncertainty exists with respect to the vote standard.” In September 2006, upon receiving confirmation that the Federal Reserve Board had determined to follow the FDIC’s position, PBIP announced that it believes the MHC is entitled to vote on its proposed stock benefit plans. On October 4, 2006, a member of the Stilwell PBIP Group sued PBIP, the MHC, and the directors of PBIP and the MHC in the United States District Court, Eastern District of Pennsylvania, for breach of fiduciary duties, unjust enrichment, promissory estoppel, and unfair dilution and disenfranchisement, seeking an order preventing the MHC from voting its shares in PBIP.

On July 27, 2006, certain members or affiliates of the Group (the “Stilwell ROMA Group”) filed a Schedule 13D in connection with the common stock of Roma Financial Corporation (“ROMA”) disclosing that they had made an investment in ROMA in order to profit from the appreciation in the stock’s market price and from the payment of dividends by asserting shareholder rights. Members of the Stilwell ROMA Group disclosed their intention to request a meeting with management and then formulate further plans.

Members of the Group may make further purchases of shares of Common Stock. Members of the Group may also dispose of any or all the shares of Common Stock held by them, although they have no current plans to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at

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any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 9,525,303, reported as of August 1, 2006, in Issuer’s Form 10-Q for the quarter ended June 30, 2006. All purchases of shares of Common Stock reported in this Fifth Amendment were made in open market transactions on the New York Stock Exchange.

(A)	Stilwell Value Partners III
(a)	Aggregate number of shares beneficially owned: 847,400

Percentage: 8.9%

(b)	1. Sole power to vote or to direct vote: 0

2.  Shared power to vote or to direct vote:  847,400

3.  Sole power to dispose or to direct the disposition:  0

4.  Shared power to dispose or to direct disposition:  847,400

(c)	During the past 60 days, Stilwell Value Partners III has purchased 63,600 shares of Common Stock for $1,503,799.06; the details of the trades are set forth below.

Trade Date	No. of Shares	Price Per Share ($)	Total Cost ($)
8/11/06	1,300	22.33	29,029.00
8/14/06	2,300	23.01	52,923.92
8/15/06	4,400	23.22	102,153.04
8/16/06	2,300	23.40	53,822.07
8/17/06	1,900	23.41	44,479.00
8/18/06	1,200	23.77	28,521.96
8/21/06	1,900	23.87	45,344.07
8/22/06	3,300	23.78	78,460.14
8/23/06	1,000	23.32	23,322.00
8/24/06	2,400	23.00	55,189.92
8/25/06	900	23.05	20,748.96
8/28/06	800	23.08	18,465.04
8/29/06	7,500	23.16	173,667.00
8/30/06	3,300	23.82	78,621.84
8/31/06	2,600	23.91	62,164.96
9/1/06	1,500	24.05	36,078.00
9/5/06	1,100	23.90	26,288.02
9/6/06	2,000	23.45	46,891.00
9/7/06	2,100	23.30	48,932.10
9/8/06	400	23.45	9,378.00
9/11/06	1,100	23.12	25,432.00
9/12/06	2,100	23.87	50,127.00
9/14/06	300	24.22	7,266.00

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9/15/06	5,100	24.76	126,276.00
9/18/06	1,000	24.38	24,380.00
9/19/06	2,900	24.38	70,702.00
9/20/06	1,800	25.40	45,727.02
9/22/06	1,900	23.67	44,973.00
9/25/06	1,400	23.61	33,054.00
10/2/06	1,800	22.99	41,382.00

(d)

Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners III, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners III. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners III with regard to those shares of Common Stock.

(B)	Stilwell Value LLC
(a)	Aggregate number of shares beneficially owned: 847,400

Percentage:  8.9%

(b)	1. Sole power to vote or to direct vote: 0

2.  Shared power to vote or to direct vote:  847,400

3.  Sole power to dispose or to direct the disposition:  0

4.  Shared power to dispose or to direct disposition:  847,400

(c)	Stilwell Value LLC has made no purchases of Common Stock.
(d)

Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners III. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners III.

(C)	Joseph Stilwell
(a)	Aggregate number of shares beneficially owned: 847,400

Percentage:  8.9%

(b)	1. Sole power to vote or to direct vote: 0

2.  Shared power to vote or to direct vote:  847,400

3.  Sole power to dispose or to direct the disposition:  0

4.  Shared power to dispose or to direct disposition:  847,400

(c)	Mr. Stilwell has made no purchases of shares of Common Stock.

CUSIP No. 78402P104	SCHEDULE 13D	Page 13 of 14 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement filed as Exhibit 1 to the Original Schedule 13D and as otherwise described below, there are no contracts, arrangements, understandings or relationships in effect among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Joseph Stilwell, in their capacities, respectively, as general partner of Stilwell Value Partners III and managing and sole member of Stilwell Value LLC, as described in the Original Schedule 13D, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement*
2	Powers of Attorney, dated January 10, 2006*
3	Notice of Intent to Nominate, dated January 17, 2006*
4	Shareholder List Demand, dated January 17, 2006*
5	Nominee and Stock Option Agreements with Gregory Noonan, dated January 9, 2006*
6	Nominee and Stock Option Agreements with Spencer L. Schneider, dated January 9, 2006*
7	Nominee Agreement with Enrico Sarli, dated January 9, 2006*
8	Complaint filed in Delaware Chancery Court on January 25, 2006**
9	Stipulation and Order filed in Delaware Chancery Court on February 3, 2006***
10	Letter to Elizabeth Murphy, dated August 1, 2006****

_____________________________

* Filed with Original Schedule 13D

** Filed with First Amendment

*** Filed with Second Amendment

**** Filed with Fourth Amendment

CUSIP No. 78402P104	SCHEDULE 13D	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	October 10, 2006

STILWELL VALUE PARTNERS III, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stillwell
By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE LLC

/s/ Joseph Stilwell
By:	Joseph Stilwell Managing and Sole Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell